UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

OPENTABLE, INC.

(Name of Subject Company)

OPENTABLE, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

68372A104

(CUSIP Number of Class of Securities)

Matthew J. Roberts

Chief Executive Officer

OpenTable, Inc.

One Montgomery Street, 7th Floor

San Francisco, CA 94104

(415) 344-4200

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Patrick A. Pohlen, Esq.

Luke J. Bergstrom, Esq.

Latham & Watkins

140 Scott Drive

Menlo Park, California 94025

(650) 328-4600

☒          Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of the following communications relating to the proposed acquisition of OpenTable, Inc. (“OpenTable”) by The Priceline Group Inc. (“Priceline”) pursuant to the terms of an agreement and plan of merger, dated June 12, 2014, by and among OpenTable, Priceline and Rhombus, Inc., a direct wholly owned subsidiary of Priceline: (i) email to OpenTable employees from Matt Roberts, OpenTable’s Chief Executive Officer, including Frequently Asked Questions (“FAQ”) provided to OpenTable employees; (ii) FAQ provided to restaurant customers; (iii) a form of email from OpenTable to its restaurant customers; and (iv) a form of email from OpenTable to diners. These items were first used or made available on June 13, 2014

Email to OpenTable Employees from Matt Roberts

From: Matt Roberts
To: All OpenTable Employees
Subject: OpenTable Signs Agreement with The Priceline Group
When: June 13th @ 5:00am PT/ 8:00am ET/ 2:00pm CET

Hi Everyone,

I am excited to share that The Priceline Group President & CEO Darren Huston and I just announced that we have entered into a definitive agreement under which The Priceline Group will acquire OpenTable.

This is a great match for both companies and an enormous validation of the incredible company and team we’ve built over the last 15 years. I couldn’t be more excited for OpenTable to join a group of brands leading in their space, and we look forward to the next chapter of our own journey to enhance the dining experience for our customers worldwide.

The Priceline Group will help the OpenTable team accelerate our global expansion, increase the value we provide to our diners and restaurant customers, and enhance the overall experience for our collective customers across desktop and mobile devices.  In addition, shared innovation in mobile and payments offers new opportunities for growth and deeper customer engagement.

The acquisition is expected to close in the third quarter of 2014.  Upon closing of the transaction, OpenTable will operate as part of The Priceline Group’s network of entrepreneurially-led, independently-managed brands, including Booking.com, priceline.com, agoda.com, KAYAK and rentalcars.com.  OpenTable will continue to be led by me and our current leadership team and our headquarters will remain in San Francisco.

I know you have questions, and our teams are working closely together to answer as many as possible. This set of FAQs addresses the most common questions, and we’ll host an All Team Company Call at 9:00 a.m. (Pacific) today to share more about this news. Look for an Outlook calendar invite soon with the details. You are also welcome to dial into the Priceline Group call with investors today at 5:30 a.m. (Pacific) this morning. You can stream the meeting live or listen to a replay of the Priceline Group call here.  Later today, our leadership team will host meetings with their teams to talk through today’s news. If you have additional questions, please contact John Orta.  We are committed to updating you as much as possible throughout the process.

Finally, I know this is big news that you may want to share through social media, but please don’t.  It’s important that all communications about the deal come from me or Tiffany Fox.  Thanks for understanding.

Again, I’m tremendously excited about this next chapter of our journey to enhance the dining experience for our customers worldwide.

Thanks,

Matt

FAQ

GENERAL INFORMATION

Who is The Priceline Group? What companies are in their portfolio of brands?

The Priceline Group is the global leader in online travel, serving consumers and partners through five primary brands – Booking.com, priceline.com, agoda.com, KAYAK and rentalcars.com.  On average, over 1 million customers stay with The Priceline Group of brands in over 485,000 accommodations around the world each night.   The Priceline Group’s strengths include online marketing, digital customer conversion through PC, tablet, and mobile devices, and exceptional global customer service in 42 languages.  The Group’s 10,000 employees serve customers from offices in over 50 countries, who book stays with accommodations partners in over 200 countries.

WHY?

What does this announcement mean and what are the next steps?

OpenTable has agreed to be acquired by The Priceline Group.  Upon completion of the acquisition, OpenTable will join The Priceline Group’s portfolio of independently-managed brands.   Please note that the transaction is not complete until The Priceline Group completes a tender offer for OpenTable’s shares and a related merger, and goes through the customary closing process. We anticipate this process to conclude during the third quarter of 2014.

Why is this good for OpenTable, our restaurants and diners?

The Priceline Group’s strengths include online marketing, digital customer conversion through PC, tablet, and mobile devices, and exceptional global customer service in 42 languages.  One of the core growth opportunities for OpenTable is international expansion.  Through these combined synergies, The Priceline Group intends to increase the pace of expansion and help OpenTable become a global business by leveraging the Group’s assets and expertise.

In addition to operating synergies, we see opportunity to enhance the customer experience across the board for OpenTable’s customers since travelers dine out frequently.  The Priceline Group and OpenTable believe that together we can create valuable incremental demand to a combined network of OpenTable restaurant customers and The Priceline Group’s accommodations partners worldwide.

Finally and importantly, shared innovation in mobile and payments also offers new opportunities for growth and deeper customer engagement going forward.

Why is this good for employees?

The Priceline Group has a successful track record of growing its entrepreneurially-led, independently-managed brands, focusing on building its core businesses organically at a global scale.  What this means for employees is that we will continue to run our own business with the same great teams in place.  We will also have the benefit of tapping into The Priceline Group’s deep expertise and knowledge base, which we believe will help support our vision of powering great dining experiences for restaurants and consumers around the world.

Please note that the transaction is not complete and must go through a customary closing process. We anticipate that this process will conclude during the third quarter of 2014.

Why is this good for The Priceline Group?

The Priceline Group is a global leader in helping consumers book travel through the Internet.  On average, over 1 million customers stay with The Priceline Group in over 485,000 accommodations around the world each night.   The Priceline Group’s strengths include online marketing, digital customer conversion through PC, tablet, and mobile devices, and exceptional global customer service in 42 languages.  One of the core growth opportunities for OpenTable is international expansion.  Through these combined synergies, The Priceline Group intends to increase the pace of expansion and help OpenTable become a global business, leveraging the Group’s assets and expertise.

In addition to operating synergies, The Priceline Group sees the opportunity to enhance the customer experience across the board for the Group’s customers, as well as OpenTable’s customers since travelers dine out frequently.  The Priceline Group and OpenTable believe that together we can create valuable incremental demand to the combined network of accommodations partners and restaurants worldwide.

Finally and importantly, shared innovation in mobile and payments also offers new opportunities for growth and deeper customer engagement going forward.

This acquisition furthers the Group’s strategy to deliver exceptional online booking experiences for customers, as well as best-in-class marketing solutions for its partners worldwide.

THE OPERATION

How will OpenTable operate under Priceline Group?

OpenTable will operate as part of The Priceline Group’s network of entrepreneurially-led, independently-managed brands.

Who will now lead OpenTable?

Matt Roberts will remain CEO of OpenTable.

Will we continue to be headquartered in San Francisco?

OpenTable will continue to be headquartered in San Francisco.

Will we be closing any offices?

There will not be any office closings as a result of the acquisition.

Will the OpenTable brand name change after the deal closes?

OpenTable will retain its brand name after the deal closes.

MY EMPLOYMENT

Will our benefits or pay change?

We will share more information on HR-related specifics after the deal closes, but in general, there are no plans to make any changes to compensation or benefits at this time.  OpenTable will still operate as it has been with the executive team making decisions related to key organizational initiatives including employee compensation and benefits. This year we rolled out a new enhanced benefit program that we are very proud of and we will continue to evaluate our compensation and benefits programs on an ongoing basis.

How does this affect my vested RSUs/options?  How does this affect my unvested RSUs/options?  I am due a new RSU/option grant, how does this deal affect me?

Options that are vested as of the closing will be “cashed out” by The Priceline Group.  This means that if you hold vested options as of the closing, you will be entitled to receive a cash payment (less any amounts required to be withheld for tax purposes) in an amount equal to the difference between $103 (which is the amount a shareholder will receive in exchange for a share of OpenTable stock) and the exercise price of the vested options, multiplied by the number of vested options that you hold at that exercise price.  All unvested RSUs and unvested options that are outstanding at the time of the closing of the acquisition will be converted into RSUs for or options to purchase shares of The Priceline

Group and will be assumed by The Priceline Group.  The number of The Priceline Group options and RSUs you will receive as a result of this conversion will be determined by multiplying the number of OpenTable shares subject to your unvested options and/or RSUs prior to closing by a ratio equal to $103 (which is the amount a shareholder will receive in exchange for a share of OpenTable stock) divided by the value of a share of The Priceline Group as determined in accordance with the terms of the merger agreement. The exercise price of your converted options will also be adjusted based on this ratio.  Your unvested RSUs and/or unvested options will continue to vest in accordance with their vesting schedule, both prior to and after the closing of the acquisition, when they are converted and assumed by The Priceline Group.

Will there be employment opportunities in the wider Priceline Group?

The Priceline Group operates its businesses in an entrepreneurial, largely independent manner.  As a result, there is not a formal process for seeking cross-brand employment opportunities.  After the closing of the acquisition, if you are interested in potential employment opportunities within The Priceline Group, please contact your HR manager.

What happens if I receive questions about the deal?

If you receive questions about the deal, please refer interested parties to The Priceline Group or OpenTable press release announcing the acquisition and our filings with the Securities and Exchange Commission. If you’re contacted by anyone from the media directly, please immediately refer to Tiffany Fox (tfox@opentable.com; 415-344-4275) or Leslie Cafferty at The Priceline Group (leslie.cafferty@pricelinegroup.com; 203-299-8128)

What does this mean for my job? Will there be lay-offs, or departmental consolidation with Priceline Group?

The Priceline Group operates as a network of entrepreneurially-led, independently-managed brands, focusing on building its core businesses organically at a global scale, and after the close of the deal, we will operate as another independent business within The Priceline Group, meaning, it’s business-as-usual for us.  We will not be making any structural changes or consolidating with other Priceline Group brands as a result of the acquisition.

What does this mean for our restaurant customers and what can I tell them?

On average, over 1 million consumers stay with The Priceline Group in over 485,000 accommodations around the world each night.     For over 15 years, OpenTable has been dedicated to helping power great dining experiences and joining The Priceline Group will enhance our ability to do so on a global scale.  It will enable us to connect our more than 31,000 restaurant customers with millions of travelers in over 200 countries who dine out frequently and rely upon The Priceline Group’s brands for their travel.

We are confident that the combination of OpenTable and The Priceline Group will enhance our ability to provide restaurants with world class hospitality solutions.  We will continue our investment in market-leading products like our new cloud-based Guest Center solution and our innovative mobile payments service.

Restaurant customers will continue to receive the same 24x7 customer support and the helpful account management that they’re accustomed.

What is our communications plan for our customers and diners?

An email was sent from Matt Roberts to our restaurant customers and diners informing them of the news today.

NOW WHAT?

What do I do now and what changes can I expect?

We don’t anticipate any changes that will impact your day-to-day work life. We can look forward to being a part of a great organization with an impressive network of like-minded businesses that will value the great work we do.  As there are developments in the acquisition, we will be sure to keep you updated.

Who can I talk with if I have additional questions?

Please feel free to reach out to John Orta with any questions you may have.

###

Information About Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements reflect the views of The Priceline Group’s and OpenTable’s management regarding current expectations and projections about future events and the ability of The Priceline Group and OpenTable to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, and are based on currently available information and current foreign currency exchange rates. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, implied or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions including, “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” or “continue,” reflecting something other than historical fact are intended to identify forward-looking statements. The proposed transaction has not closed, and the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility that expected benefits of the transaction may not be achieved in a timely manner or at all; revenues following the transaction may be lower than expected; disruption from the transaction may adversely affect OpenTable’s relationships with its customers, business partners or employees; the conditions to the completion of the transaction may not be satisfied in a timely manner or at all; and the other factors described in The Priceline Group’s and OpenTable’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the Securities and Exchange Commission. Unless required by law, neither The Priceline Group nor OpenTable undertakes any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of OpenTable or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by The Priceline Group and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by OpenTable. The offer to purchase shares of OpenTable common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by The Priceline Group, Inc. and Rhombus, Inc., a wholly-owned subsidiary of the Priceline Group, and the solicitation/recommendation statement will be filed with the SEC by OpenTable. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

FAQ provided to restaurant customers

Why is this good for OpenTable restaurant customers?

For over 15 years, OpenTable has been dedicated to helping power great dining experiences and joining The Priceline Group will enhance our ability to do so on a global scale.  We think this news creates a great opportunity to connect our more than 31,000 restaurant customers with millions of travelers in over 200 countries who dine out frequently and rely upon The Priceline Group’s brands for their travel.

We are confident that the combination of OpenTable and The Priceline Group will enhance our ability to provide your restaurant with world class hospitality solutions.  We will continue our investment in market-leading products like our new cloud-based Guest Center solution and our innovative mobile payments service.

What does mean for my service and customer support?

You’ll continue to receive the same 24x7 customer support and helpful account management that you’re accustomed.

Will this acquisition help to fill more seats at my restaurant?

We believe the combination of OpenTable and The Priceline Group will ultimately enhance our ability to deliver more value to our restaurant customers by connecting you with travelers who dine out frequently. On average, over 1 million consumers stay with The Priceline Group in over 485,000 accommodations around the world each night.

Will this impact my pricing?

The acquisition is not related to any type of pricing changes by OpenTable.  Our pricing will always be aligned to delivering great value to our restaurant customers and helping them grow their business.

What’s next?

Upon completion of the acquisition, OpenTable will operate as part of The Priceline Group’s network of entrepreneurially-led, independently-managed brands, and continue to be led by our CEO Matt Roberts and our current leadership team.  Our dedication to the people, technology and customer support that you value will not change.  The acquisition is expected to close in the third quarter of 2014.

Information About Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements reflect the views of The Priceline Group’s and OpenTable’s management regarding current expectations and projections about future events and the ability of The Priceline Group and OpenTable to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, and are based on currently available information and current foreign currency exchange rates. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, implied or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions including, “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” or “continue,” reflecting something other than historical fact are intended to identify forward-looking statements. The proposed transaction has not closed, and the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility that expected benefits of the transaction may not be achieved in a timely manner or at all; revenues following the transaction may be lower than expected; disruption from the transaction may adversely affect OpenTable’s relationships with its customers, business partners or employees; the conditions to the completion of the transaction may not be satisfied in a timely manner or at all; and the other factors described in The Priceline Group’s and OpenTable’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the Securities and Exchange Commission. Unless required by law, neither The Priceline Group nor OpenTable undertakes any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of OpenTable or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by The Priceline Group and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by OpenTable. The offer to purchase shares of OpenTable common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by The Priceline Group, Inc. and Rhombus, Inc., a wholly-owned subsidiary of the Priceline Group, and the solicitation/recommendation statement will be filed with the SEC by OpenTable. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Form of email from OpenTable to its restaurant customers

To: Our Valued Restaurant Customers

Subject: Important Announcement from OpenTable

From: Matt Roberts, CEO OpenTable

Today we announced that OpenTable has entered into a definitive agreement to be acquired by The Priceline Group.  This is exciting news for our employees, restaurant customers and diners around the world.

For over 15 years, OpenTable has been dedicated to helping power great dining experiences and joining The Priceline Group will enhance our ability to do so.  It will enable us to connect our more than 31,000 restaurant customers with millions of travellers in over 200 countries who dine out frequently and rely upon The Priceline Group’s brands for their travel.

The Priceline Group is the global leader in online travel, serving consumers and partners through five primary brands — Booking.com, priceline.com, agoda.com, KAYAK and rentalcars.com.  On average, over 1 million customers stay with The Priceline Group each night in over 485,000 accommodations around the world.

Upon completion of the acquisition, OpenTable will operate as part of The Priceline Group’s network of entrepreneurially-led, independently-managed brands, and continue to be led by me and our current leadership team.  Our dedication to the people, technology and customer support that you value will not change.  The acquisition is expected to close in the third quarter of 2014.

I am confident the combination of OpenTable and The Priceline Group will enhance our ability to provide your restaurant with world class hospitality solutions.  We will continue our investment in market-leading products like our new cloud-based Guest Center solution and our innovative mobile payments service.

If you have any questions, please do not hesitate to send me at <email alias>.

Warm regards,

Matt Roberts

CEO, OpenTable

Information About Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements reflect the views of The Priceline Group’s and OpenTable’s management regarding current expectations and projections about future events and the ability of The Priceline Group and OpenTable to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, and are based on currently available information and current foreign currency exchange rates. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, implied or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions including, “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” or “continue,” reflecting something other than historical fact are intended to identify forward-looking statements. The proposed transaction has not closed, and the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility that expected benefits of the transaction may not be achieved in a timely manner or at all; revenues following the transaction may be lower than expected; disruption from the transaction may adversely affect OpenTable’s relationships with its customers, business partners or employees; the conditions to the completion of the transaction may not be satisfied in a timely manner or at all; and the other factors described in The Priceline Group’s and OpenTable’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the Securities and Exchange Commission. Unless required by law, neither The Priceline Group nor OpenTable undertakes any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of OpenTable or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by The Priceline Group and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by OpenTable. The offer to purchase shares of OpenTable common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by The Priceline Group, Inc. and Rhombus, Inc., a wholly-owned subsidiary of the Priceline Group, and the solicitation/recommendation statement will be filed with the SEC by OpenTable. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.

Form of email from OpenTable to diners

To: Our Valued Diners

Subject: Important Announcement from OpenTable

From: Matt Roberts, CEO OpenTable

Hi <first name>,

I want to share that today OpenTable announced that it has entered into an agreement to be acquired by The Priceline Group.

OpenTable will continue to operate as an independent brand focused on providing you with great dining experiences.  Everything you love about OpenTable will stay the way you like it: free, easy-to-use and constantly improving.  You’ll have the same real-time availability at more than 31,000 restaurants worldwide, the same super-convenient mobile apps and the same rewarding points program.  We will also continue to rollout our new payment product that lets you easily pay with your OpenTable mobile app without asking for the check.

Happy dining,

Matt Roberts

CEO, OpenTable

Information About Forward-Looking Statements

This communication contains forward-looking statements. These forward-looking statements reflect the views of The Priceline Group’s and OpenTable’s management regarding current expectations and projections about future events and the ability of The Priceline Group and OpenTable to complete the transactions contemplated by the merger agreement, including the parties’ ability to satisfy the conditions to the consummation of the tender offer and the other conditions set forth in the merger agreement, and are based on currently available information and current foreign currency exchange rates. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions that are difficult to predict; therefore, actual results may differ materially from those expressed, implied or forecasted in any such forward-looking statements. Expressions of future goals and similar expressions including, “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “intends,” “believes,” “estimates,” “predicts,” “potential,” “targets,” or “continue,” reflecting something other than historical fact are intended to identify forward-looking statements. The proposed transaction has not closed, and the following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the possibility that expected benefits of the transaction may not be achieved in a timely manner or at all; revenues following the transaction may be lower than expected; disruption from the transaction may adversely affect OpenTable’s relationships with its customers, business partners or employees; the conditions to the completion of the transaction may not be satisfied in a timely manner or at all; and the other factors described in The Priceline Group’s and OpenTable’s most recent Quarterly Report on Form 10-Q and Annual Report on Form 10-K filed with the Securities and Exchange Commission. Unless required by law, neither The Priceline Group nor OpenTable undertakes any obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise.

Additional Information

The tender offer described in this communication (the “Offer”) has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of OpenTable or any other securities. On the commencement date of the Offer, a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and related documents, will be filed with the United States Securities and Exchange Commission (the “SEC”) by The Priceline Group and a Solicitation/Recommendation Statement on Schedule 14D-9 will be filed with the SEC by OpenTable. The offer to purchase shares of OpenTable common stock will only be made pursuant to the offer to purchase, the letter of transmittal and related documents filed as a part of the Schedule TO. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ BOTH THE TENDER OFFER STATEMENT AND THE SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE OFFER, AS THEY MAY BE AMENDED FROM TIME TO TIME, WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. The tender offer statement will be filed with the SEC by The Priceline Group, Inc. and Rhombus, Inc., a wholly-owned subsidiary of the Priceline Group, and the solicitation/recommendation statement will be filed with the SEC by OpenTable. Investors and security holders may obtain a free copy of these statements (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Information Agent for the Offer, which will be named in the tender offer statement.